CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, each dated May 1, 2022, and each included in this Post-Effective Amendment No. 62 to the Registration Statement (Form N-1A, File No. 033-13179) of Pioneer Money Market Trust (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated March 1, 2022, with respect to the financial statements and financial highlights of Pioneer U.S. Government Money Market Fund (1 of the funds constituting Pioneer Money Market Trust) included in the Annual Report to Shareholders (Form N-CSR) for the year ended December 31, 2021, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

April 27, 2022